Filed by Match Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:
IAC/InterActiveCorp
Commission File No.: 000-20570
Match Group, Inc.
Commission File No.: 001-37636
Date: June 25, 2020

IAC and Match Group Stockholders Approve Separation of Match Group from IAC
NEW YORK and DALLAS, June 25, 2020—IAC (NASDAQ: IAC) (“IAC”) and Match Group, Inc. (NASDAQ: MTCH) (“Match Group”) today announced that at their respective stockholder meetings held today, IAC and Match Group stockholders voted to approve all proposals required to complete the separation of Match Group from the remaining businesses of IAC pursuant to the previously announced Transaction Agreement, dated as of December 19, 2019 and amended on April 28, 2020 and June 22, 2020 (the “Transaction Agreement”), by and among IAC, Match Group, IAC Holdings, Inc. (“New IAC”), and Valentine Merger Sub LLC, including a vote of a majority of the shares held by the disinterested stockholders of Match Group.
IAC and Match Group anticipate that the separation will be completed after the close of business on June 30, 2020, subject to the satisfaction or waiver of all closing conditions.
The final vote results on the proposals voted on at the IAC annual meeting and the Match Group special meeting will be set forth in separate Form 8-Ks filed by each of IAC and Match Group upon final certification by each company’s inspector of elections.
About IAC
IAC (NASDAQ: IAC) builds companies. We are guided by curiosity, a questioning of the status quo, and a desire to invent or acquire new products and brands. From the single seed that started as IAC over two decades ago have emerged 10 public companies and generations of exceptional leaders. We will always evolve, but our basic principles of financially-disciplined opportunism will never change. IAC today operates Vimeo, Dotdash and Care.com, among many others, and also has majority ownership of both Match Group, which includes Tinder, Match, PlentyOfFish, OkCupid and Hinge, and ANGI Homeservices, which includes HomeAdvisor, Angie's List and Handy. The Company is headquartered in New York City and has business operations and satellite offices worldwide.

About Match Group
Match Group (NASDAQ: MTCH), through its portfolio companies, is a leading provider of dating products available globally. Our portfolio of brands includes Tinder®, Match®, Meetic®, OkCupid®, Hinge®, Pairs™, PlentyOfFish®, and OurTime®, as well as a number of other brands, each designed to increase our users’ likelihood of finding a meaningful connection.

Through our portfolio companies and their trusted brands, we provide tailored products to meet the varying preferences of our users. Our products are available in over 40 languages to users all over the world.
No Offer or Solicitation / Additional Information and Where to Find It
This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
This communication is being made in respect of a proposed transaction involving IAC, New IAC and Match Group. In connection with the proposed transaction, on April 28, 2020, IAC and New IAC filed with the Securities and Exchange Commission (the “SEC”) an amendment to the joint registration statement on Form S-4 filed on February 13, 2020 (the “Form S-4”) that includes a joint proxy statement of IAC and Match Group. The Form S-4 was declared effective by the SEC on April 30, 2020, and IAC and Match Group commenced mailing the joint proxy statement/prospectus to stockholders of IAC and stockholders of Match Group on or about May 4, 2020. Each party will file other documents regarding the proposed transaction with the SEC. IAC, New IAC and Match Group may file one or more other documents with the SEC. This communication is not a substitute for the joint proxy statement/prospectus or any other document that may be filed with the SEC in connection with the proposed transaction.
INVESTORS AND SECURITY HOLDERS OF IAC AND MATCH GROUP ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by IAC (when they become available) may be obtained free of charge on IAC’s website at www.iac.com. Copies of documents filed with the SEC by Match Group (when they become available) may be obtained free of charge on Match Group’s website at www.mtch.com.
Forward-Looking Statements
Certain statements and information in this communication may be deemed to be “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements relating to

IAC’s and Match Group’s anticipated financial performance, objectives, plans and strategies, and all statements (other than statements of historical facts) that address activities, events or developments that IAC and Match Group intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions, and are based on assumptions and assessments made by IAC’s and Match Group’s management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. IAC and Match Group undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including: risks and uncertainties discussed in the joint proxy statement/prospectus and other reports that IAC and Match Group have filed with the SEC, competition, Match Group’s ability to maintain user rates on its higher-monetizing dating products, the companies’ ability to attract users to their products and services through cost-effective marketing and related efforts, changes in the companies’ relationship with (or policies implemented by) Google, foreign currency exchange rate fluctuations, Match Group’s ability to distribute their products through third parties and offset related fees, the integrity and scalability of the companies’ systems and infrastructure (and those of third parties) and the companies’ ability to adapt their systems and infrastructure to changes in a timely and cost-effective manner, the companies’ ability to protect their systems from cyberattacks and to protect personal and confidential user information, risks relating to certain of the companies’ international operations and acquisitions, the impact of the outbreak of the COVID-19 coronavirus, or any subsequent or similar epidemic or pandemic, the risks inherent in separating Match Group from IAC, including uncertainties related to, among other things, the costs and expected benefits of the proposed transaction, the calculation of, and factors that may impact the calculation of, the exchange ratio at which shares of IAC capital stock will be converted into the right to receive new shares of the post-separation Match Group in connection with the transaction, the expected timing of the transaction or whether it will be completed, whether the conditions to the transaction can be satisfied or any event, change or other circumstance occurs that could give rise to the termination of the Transaction Agreement (including the failure to receive any required approvals from the stockholders of IAC and Match Group or any required regulatory approvals), any litigation arising out of or relating to the proposed transaction, the expected tax treatment of the transaction, and the impact of the transaction on the businesses of IAC and Match Group, and other circumstances beyond IAC’s and Match Group’s control. You should not place undue reliance on these forward-looking statements. For more details on factors that could affect these expectations, please see IAC’s and Match Group’s filings with the SEC, including the joint proxy statement/prospectus.

Contact Us
IAC Investor Relations
Mark Schneider
(212) 314-7400
Match Group Investor Relations
Lance Barton
(212) 314-7400
IAC Corporate Communications
Valerie Combs
(212) 314-7361
Match Group Corporate Communications
Justine Sacco
(212) 314-7400
SOURCE IAC; Match Group
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